

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2014

Via E-mail
Robert Federowicz
Chief Executive Officer
Aristocrat Group Corp.
495 Grand Boulevard, Suite 206
Miramar Beach, Florida

Re: **Aristocrat Group Corp.**
              Registration Statement on Form S-1
              Filed on September 25, 2014
              File No. 333-198947

Dear Mr. Federowicz:

        We have reviewed your filing solely for the issue noted below, and have the
following comment.

        Please respond to this letter by amending your registration statement and providing
the requested information. Where you do not believe our comment applies to your facts and
circumstances or do not believe an amendment is appropriate, please tell us why in your
response.

Selling Stockholder, page 24

1.   We note the representation that no affiliate of Jaxon Group Corp or John Morrissey
       has served as an officer or director of your Company within the last three years or has
       had a material relationship with the Company. Please confirm that your former chief
       executive officer and director, Cindy Morrissey, is not related to Mr. Morrissey nor
       otherwise affiliated with the Jaxon Group Corp.

       You may contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me at (202) 551-3810, with any questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director

Cc: Robert Sonfield, Jr., Esq.